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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No.    )*

                        WCT Communications, Inc.
- --------------------------------------------------------------
                            (Name of Issuer)


                     Common Stock, without par value
- --------------------------------------------------------------
                     (Title of Class of Securities)


                              92923M 10 2
- --------------------------------------------------------------
                             (CUSIP Number)

                         Helen A. Zamboni, Esq.
                     Rochester Telephone Corporation
           180 South Clinton Avenue, Rochester, New York 14646
                             (716) 777-7315
- --------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            November 8, 1994
- --------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               SCHEDULE 13D

CUSIP NO.  92923M 10 2

1)  Name of Reporting Persons S.S. or I.R.S. Identification Nos.
of Above Persons:  Rochester Telephone Corporation

2)  Check the Appropriate Box if a member of A Group (See
Instructions):
    (a)  [ ]
    (b)  [ ]

3)  SEC Use Only:

4)  Source of Funds (See Instructions):  00 (see item 3)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)  Citizenship or Place of Organization:  New York

Number of Shares Beneficially Owned by Each Reporting Person with:

7) Sole Voting Power: 4,424,914 (The Reporting Person disclaims beneficial ownership of these shares)

8)  Shared Voting Power:   -0-

9)  Sole Dispositive Power:   -0-

10) Shared Dispositive Power:  -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
4,424,914 (The Reporting Person disclaims beneficial ownership of these shares)

12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions): [ ]

13) Percent of Class Represented by Amount in Row (11): 30.4

14) Type of Reporting Person (See Instructions): CO

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                     STATEMENT PURSUANT TO RULE 13d-1
                                  OF THE
                       GENERAL RULES AND REGULATIONS
                                 UNDER THE
                SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.   Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, without par value, of WCT
Communications, Inc. ("WCT"), a Washington corporation (the "WCT
Shares"). The principal executive offices of WCT are located at 135 East Ortega Street, Santa Barbara, California 93101.

Item 2.   Identity and Background.

          This Schedule 13D is filed by Rochester Telephone
Corporation, a New York corporation ("Rochester"). The principal executive offices of Rochester are located at 180 South Clinton
Avenue, Rochester, New York 14646.

          Rochester is a provider of integrated
telecommunications services to more than 1.5 million customers in the Northeast, South and Midwest through its long distance, local telephone and wireless communications operations.

          Information concerning the directors and executive officers of Rochester is contained in Schedule A attached hereto.

          During the last five years, neither Rochester nor, to the best knowledge of Rochester, any director or executive officer of Rochester has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As more fully described in Item 4 hereof, Rochester has entered into a Shareholder's Agreement dated as of November 8, 1994 with Richard Frockt (the "Frockt Agreement") and a Shareholder's Agreement dated as of November 8, 1994 with Christopher E. Edgecomb (the "Edgecomb Agreement" and, together with the Frockt Agreement, the "Shareholder's Agreements"). Messrs. Frockt and Edgecomb (each, a "Shareholder") entered into their respective Shareholder's Agreements to induce Rochester and Rochester Subsidiary Twenty-Eight, Inc., a Delaware corporation

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and a wholly-owned subsidiary of Rochester ("Sub") to enter into the Merger Agreement described in item 4.

Item 4.   Purpose of Transaction.

          On November 8, 1994, Rochester, Sub and WCT entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Sub, with and into WCT, which shall be the surviving corporation of the Merger. At the effective time of the Merger (the "Effective Time"), each WCT Share outstanding immediately prior to the Effective Time shall be converted into the right to receive $6.50 in cash, other than any WCT Shares owned by Rochester or Sub and any WCT Shares that are subject to dissenters' rights. The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, Rochester, Sub or WCT may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

          Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Rochester entered into the Shareholder's Agreements. Subject to the terms and conditions of his respective Shareholder's Agreement, each Shareholder has agreed to vote, and has appointed Rochester as his proxy to vote, at any meeting of WCT shareholders, the WCT Shares then held by him (at November 8, 1994, 3,522,259 WCT Shares were held by Frockt and 902,655 WCT Shares were held by Edgecomb), (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of WCT under the Merger Agreement and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger (collectively, the "Merger Related Matters"). During the term of each Shareholder's respective Shareholder's Agreement and subject to the conditions contained therein, each Shareholder has agreed to refrain from soliciting certain proposals regarding WCT, to restrictions upon the transfer of his WCT Shares and to promptly notify Rochester of any WCT Shares acquired by him.

          In addition, the Frockt Agreement provides that immediately prior to the consummation of the Merger that Rochester will purchase all of the WCT Shares then owned by Frockt for $6.00 per WCT Share in cash, subject to the waiver or satisfaction of certain conditions.

          The Shareholder's Agreements terminate on the first to occur of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with its terms (a "Termination"), and
(iii) written notice of termination of such agreement by Rochester to such Shareholder. Notwithstanding the foregoing, the Frockt Agreement provides that if any at time within nine

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months after a Termination, (i) any WCT Shares owned by Frockt are sold, exchanged or converted in connection with a Third Party Acquisition (as defined in the Merger Agreement) or (ii) WCT enters into definitive agreements with respect to a Third Party Acquisition with any person which contemplates the sale, exchange or conversion of such shares, Frockt shall pay to Rochester an amount, in cash, with respect to any such WCT Share, equal to the quotient of (x)(A) the value of the consideration received by Frockt for such WCT Share in connection with such Third Party Acquisition less (B) $6.50, divided by (y) two, to the extent such quotient exceeds $0 (the "Fee"). In addition, in the event of a Termination, the Frockt Agreement also provides that Rochester shall retain the proxy as to 1,820,285 of the WCT Shares covered by the Frockt Agreement during the period commencing on the date of Termination and ending six months thereafter, and that such WCT Shares may be voted in Rochester's sole discretion during such period.

          If the Merger is completed as planned, the board of directors of WCT will consist of the directors of Sub at the time of the Merger. At the Effective Time, the Certificate of Incorporation and By-Laws of Sub shall be the Articles of Incorporation and By-Laws, of WCT (except that such Articles shall provide that the name of the surviving corporation of the Merger shall be "WCT Communications, Inc." and shall be amended to the extent necessary to comply with Washington law). If the Merger is completed as planned, Rochester expects to cause WCT to seek to have the WCT Shares deregistered under the Exchange Act and to cease to be quoted on the National Association of Securities Dealers Automatic Quotation System.

          The preceding summary of certain provisions of the Merger Agreement and the Shareholder's Agreements is not intended to be complete and is qualified in its entirely by reference to the full text of such agreements, copies of which are filed as Exhibits hereto and which are incorporated herein.

          Other than as described above, Rochester has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement it reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) Under the definition of "beneficial owner" as set forth in Rule 13d-3 under the Exchange Act of 1934, as amended (the "Exchange Act"), as of November 8, 1994, Rochester may be deemed to have beneficially owned the 3,522,259 WCT Shares subject to the Frockt Agreement and the 902,655 WCT Shares subject to the Edgecomb Agreement, constituting, in the aggregate, approximately 30.4% of the outstanding WCT Shares (based on the number of outstanding WCT Shares represented by WCT

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

in the Merger Agreement to be outstanding as of November 8,
1994). With respect to the Merger Related Matters, Rochester has sole power to vote the 3,522,259 and 902,655 WCT Shares subject to the Shareholder's Agreements. Moreover, in the event of a Termination, Rochester shall have sole power to vote 1,820,285 of the 3,522,259 WCT Shares subject to the Frockt Agreement for the six month period commencing on the date of Termination. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Rochester is the beneficial owner of the WCT Shares referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          To the best knowledge of Rochester, no director or executive officer of Rochester beneficially owns any WCT Shares.

          (c) The Shareholder's Agreements were executed as of November 8, 1994.

          (d) Rochester has no right to receive dividends from, or the proceeds from the sale of, the WCT Shares which are subject to the Shareholder's Agreements, except as described in
Item 4 hereof with respect to the Fee.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

          Except as described in Item 4 hereof, neither Rochester nor, to the best knowledge of Rochester, any director or executive officer of Rochester has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of WCT, including, but not limited to, transfer or voting of any securities of WCT, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving of withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

1. Agreement and Plan of Merger dated as of November 8, 1994 among Rochester, Sub and WCT.

2.   Shareholder's Agreement dated as of November 8, 1994 between
     Rochester and Richard Frockt.

3.   Shareholder's Agreement dated as of November 8, 1994 between
     Rochester and Christopher E. Edgecomb.

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                                 SIGNATURE

          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:    November 18, 1994


                            ROCHESTER TELEPHONE CORPORATION



                            By:  /s/ Barbara J. LaVerdi
                              -------------------------------
                              Barbara J. LaVerdi,
                              Assistant Secretary
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                                SCHEDULE A

     Set forth below is the name, business address and principal occupation or employment of each director and executive officer of Rochester. The name of each person who is a director of Rochester is marked with an askerisk. Unless otherwise indicated, the business address of each person listed below is Rochester Telephone Corporation, 180 South Clinton Avenue, Rochester, New York 14646. Each person listed below is a citizen of the United States.

                                Princpal Occupation
Name and Business Address       or Employment
- -------------------------        -------------------

Patricia C. Barron*             President, Engineering Systems
Xerox Corporation               Xerox Corporation
100 Clinton Avenue South
Mail Stop X2-029
Rochester, New York  14644

Ronald L. Bittner*              Chairman of the Board,
                                President and CEO
                                Rochester Telephone Corporation

John R. Block*                  President,
National American               National American
Wholesale Grocers' Association  Wholesale Grocers' Association
(NAWGA)                         (NAWGA)
201 Park Washington Court
Falls Church, Virginia  22046

Harlan D. Calkins*              Chairman, President & CEO
Rochester Midland Corp.         Rochester Midland Corp.
333 Hollenbeck Street
Rochester, New York  14621

Brenda E. Edgerton*             Vice President, Finance
Campbell Soup Company           - U.S. Soup
Campbell Place, Box 29-D        Campbell Soup Company
Camden, New Jersey  08103-1799

Jairo A. Estrada*               Chairman and CEO
Garden Way, Inc.                Garden Way, Inc.
102nd & 9th Avenue
Troy, New York  12180

Daniel E. Gill*                 Chairman and CEO
Bausch & Lomb, Inc.             Bausch & Lomb, Inc.
Lincoln First Tower, 24th Fl.
Rochester, New York  14604

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Alan C. Hasselwander*           Past Chairman of the Board
                                Rochester Telephone Corporation

Douglas H. McCorkindale*        Vice Chairman and Chief
Gannett Co., Inc.               Financial and Administrative
1100 Wilson Blvd.               Officer, Gannett Co., Inc.
29th Floor
Arlington, Virginia  22234

Richard P. Miller, Jr.*         VP for External Affairs
University of Rochester         University of Rochester
Administration Bldg., Rm. 237
Rochester, New York  14627

Dr. Leo J. Thomas*              Group Vice President
Eastman Kodak Company           and President, Imaging
343 State Street                Eastman Kodak Company
Rochester, New York  14650

Michael T. Tomaino*             Partner
Nixon, Hargrave, Devans & Doyle Nixon, Hargrave, Devans & Doyle
Clinton Square
P.O. Box 1051
Rochester, New York  14603

Jeremiah T. Carr                Corporate Vice President
                                Rochester Telephone Corporation

Dale M. Gregory                 Corporate Vice President
                                Rochester Telephone Corporation

Louis L. Massaro                Corporate Vice President
                                and Treasurer
                                Rochester Telephone Corporation

John K. Purcell                 Corporate Vice President
                                Rochester Telephone Corporation

Martin T. McCue                 Corporate Vice President
                                Rochester Telephone Corporation

Janet F. Sansone                Corporate Vice President
                                Rochester Telephone Corporation

Josephine S. Trubek             Corporate Secretary
                                Rochester Telephone Corporation

                       AGREEMENT AND PLAN OF MERGER

                               BY AND AMONG

                     ROCHESTER TELEPHONE CORPORATION,

                  ROCHESTER SUBSIDIARY TWENTY-EIGHT, INC.

                                    AND

                         WCT COMMUNICATIONS, INC.




    THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is dated as of November 8, 1994 by and among ROCHESTER TELEPHONE CORPORATION, a New York transportation corporation ("Rochester"), ROCHESTER SUBSIDIARY TWENTY-EIGHT, INC., a Delaware corporation and a wholly-owned subsidiary of Rochester ("Sub") and WCT COMMUNICATIONS, INC., on behalf of itself and its direct and indirect subsidiaries, a Washington corporation ("WCT").

                           W I T N E S S E T H :

    WHEREAS, the Boards of Directors of each of WCT, Rochester and Sub have adopted this Agreement and by appropriate resolutions approved the merger of Sub with and into WCT (the "Merger") and the other transactions contemplated by this Agreement, upon the terms and conditions set forth in this Agreement; and
    WHEREAS, as a condition to their willingness to enter into this Agreement and consummate the transactions contemplated hereby, Rochester and Sub have required each of Richard Frockt ("Frockt") and Christopher E. Edgecomb ("Edgecomb"), contemporaneously with the execution and delivery of this Agreement, to execute and deliver a non-compete agreement among Rochester, WCT and Frockt and a non-compete agreement among Rochester, WCT and Edgecomb, respectively (together, the "Non-Compete Agreements"); and in order to induce Rochester and Sub to
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enter into this Agreement, Frockt and Edgecomb have agreed to execute and deliver such Non-Compete Agreements;
    WHEREAS, as a further condition to their willingness to enter into this Agreement and consummate the transactions contemplated hereby, Rochester and Sub have required that Frockt and Edgecomb agree to vote all of the shares of Common Stock, without par value, of WCT (the "WCT Common Stock") owned by each of them in accordance with the shareholder's agreements to be executed and delivered contemporaneously with the execution and delivery of this Agreement (together, the "Shareholder's Agreements"); and in order to induce Rochester and Sub to enter into this Agreement, Frockt and Edgecomb have each agreed to execute and deliver such Shareholder's Agreements; and
    WHEREAS, the consummation of the Merger pursuant to the Plan of Merger is conditioned, among other things, upon the fulfillment or performance on or before the Effective Time (as hereinafter defined) of the conditions set forth in this Agreement.
    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Rochester, Sub and WCT hereby agree as follows:

                        ARTICLE I   -   THE MERGER

    SECTION 1.1    The Merger.   Upon the terms and subject to
the conditions of this Agreement, and in accordance with the Washington Business Corporation Act ("Washington Law") and the Delaware General Corporation Law ("Delaware Law"), at the Effective Time (as defined in Section 2.2), Sub shall be merged with and into WCT. As a result of the Merger, the separate corporate existence of Sub shall cease and WCT shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). At Rochester's election, the Merger may alternatively be structured so that (i) WCT is merged with and into Rochester, Sub or any other direct or indirect subsidiary of Rochester or (ii) any direct or indirect subsidiary of Rochester other than Sub is merged with and into WCT. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.
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    SECTION 1.2    Effective Time.   As soon as practicable
after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by delivering articles of merger (the "Articles of Merger") to the Secretary of State of the State of Washington and by filing this Agreement or a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Washington Law and Delaware Law (the date and time of the later to occur of the filing of the Articles of Merger with the Secretary of State of the State of Washington and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such later time as is specified in the Articles of Merger and Certificate of Merger) being the "Effective Time").

    SECTION 1.3    Effects of the Merger.   The Merger shall
have the effects set forth in the applicable provisions of Washington Law and Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of WCT and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of WCT and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    SECTION 1.4    Articles of Incorporation; By-Laws.   (a)
Unless otherwise determined by Rochester prior to the Effective Time, the Articles of Incorporation of the Surviving Corporation shall, as a result of the Merger, be changed so as to read in their entirety as closely as possible to the Certificate of Incorporation of Sub immediately prior to the Effective Time except, (i) that at the Effective Time Article I of the Articles of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "The name of this Corporation is 'WCT Communications, Inc.' " and (ii) in the case of a merger where WCT is the Surviving Corporation, to the extent necessary to comply with or conform to Washington Law, until thereafter amended as provided by law and such Articles of Incorporation.
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    (b)  Unless otherwise determined by Rochester prior to the
Effective Time, the By-Laws of the Surviving Corporation shall, as a result of the Merger, be changed so as to read in their entirety as closely as possible to the By-Laws of Sub immediately prior to the Effective Time except, in the case of a merger where WCT is the Surviving Corporation, to the extent necessary to comply with or conform to Washington Law, until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such By-Laws.

    SECTION 1.5    Directors and Officers.   The directors of
Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation, and the officers of WCT immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

    SECTION 1.6    Conversion of Securities.   At the Effective
Time, by virtue of the Merger and without any action on the part of Sub, WCT or the holders of any of the following securities:

    (a) Each share of WCT Common Stock (a "Share") issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 1.6(b), any Dissenting Shares (as defined in Section 1.8(a) and Shares owned by Sub) shall be cancelled, extinguished and converted into the right to receive $6.50, in cash (the "Merger Consideration") payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share in the manner provided in Section 1.9, less any required withholding taxes.
    (b) Each Share which is authorized but unissued immediately prior to the Effective Time and each Share owned by Rochester or Sub immediately prior to the Effective Time shall be cancelled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto.
    (c) Each share of common, preferred or other capital stock of Sub issued and outstanding immediately prior to the Effective

Time shall be converted into and become one validly issued, fully paid and nonassessable share of identical common, preferred or other capital stock of the Surviving Corporation.

    SECTION 1.7 Treatment of Employee Options and Warrants. Immediately prior to the Effective Time, each outstanding employee and director stock option and any related stock appreciation right (together, an "Employee Option") and each outstanding warrant to purchase Shares (a "Warrant") whether or not then exercisable shall be cancelled by WCT, and each holder of a cancelled Employee Option or Warrant shall be entitled to receive at the Effective Time or as soon as practicable thereafter (or, if later, the date six months and one day following the grant of an Employee Option if such delay is required by then applicable law) from WCT in consideration for the cancellation of such Employee Option or Warrant an amount in cash equal to the product of (i) the number of Shares previously subject to such Employee Option or Warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Employee Option or Warrant.

    SECTION 1.8    Dissenting Shares.   (a)  Notwithstanding any
provision of this Agreement to the contrary, Shares which are outstanding immediately prior to the Effective Time and which are held by holders of Shares who have properly exercised dissenters' rights with respect to the Merger in accordance with RCW 23B.13, et seq., ("RCW 23B.13") of Washington Law (collectively, the "Dissenting Shares"), shall not be converted into or represent the right to receive the Merger Consideration, but such holders of Shares shall be entitled to receive payment of the fair value of such Shares in accordance with the provisions of RCW 23B.13 unless and until such shareholders fail to perfect or shall have effectively withdrawn or lost their rights to receive payment of the fair value for such Shares under RCW 23B.13. If, after the Effective Time, any such shareholder fails to perfect or shall have effectively withdrawn or lost such rights, such Shares shall thereupon be deemed to have been converted into and become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates formerly

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
representing such Shares in the manner provided in Section 1.9, less any required withholding taxes.
    (b) WCT shall give Rochester (i) prompt notice of any demands for payment pursuant to RCW 23B.13 received by WCT, withdrawals of such demands, and any other instruments served pursuant to Washington Law and received by WCT and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for payment under Washington Law. WCT shall not, except with the prior written consent of Rochester, make any payment with respect to any such demands for payment or offer to settle or settle any such demands.

    SECTION 1.9    Surrender of Shares; Stock Transfer Books.
(a) Prior to the Effective Time, Sub shall designate a bank or trust company to act as agent for the holders of Shares in connection with the Merger (the "Paying Agent") to receive the Merger Consideration to which holders of Shares shall become entitled pursuant to Section 1.6(a) and Section 1.7. When and as needed, Rochester or Sub will make available to the Paying Agent sufficient funds to make all payments pursuant to Section 1.9(b). Such funds shall be invested by the Paying Agent as directed by Sub or, after the Effective Time, the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $500,000,000. Any net profit resulting from, or interest or income produced by, such investments will be payable to the Surviving Corporation or Rochester, as Rochester directs.
    (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the "Certificates"), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the
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
Certificates for payment of the Merger Consideration therefor. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, and such Certificate shall then be cancelled. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.
    (c) At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
    (d) At the Effective Time, the stock transfer books of WCT shall be closed and thereafter there shall be no further registration of transfers of shares of the WCT Common Stock on the records of WCT. From and after the Effective Time, the holders of Certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable law.

                       ARTICLE II   -   THE CLOSING

    Subject to Article VIII, the closing (the "Closing") of the transactions contemplated by this Agreement shall take place on a date to which Rochester and WCT may agree (the "Closing Date"), provided that in the absence of an agreement by the parties to the contrary the Closing shall take place at 10:00 a.m., New York City time, on the fifth business day after the later to occur of satisfaction or waiver of the conditions to Closing set forth in
Article VII. The Closing shall be held at the offices of Rochester in Rochester, New York, or at such other place as to which the parties shall agree.

          ARTICLE III   -   REPRESENTATIONS AND WARRANTIES OF WCT

    WCT hereby represents and warrants to Rochester and Sub that, except as set forth on Schedule 3, attached hereto and made a part hereof:

    SECTION 3.1 Organization and Qualification; Subsidiaries. Each of WCT and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below). Each of WCT and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which would not, individually or in the aggregate, reasonably be expected to either have a Material Adverse Effect or prevent the consummation of the transactions contemplated hereby. When used anywhere in this Agreement in connection with WCT or any of its subsidiaries, the term "Material Adverse Effect" means any change or effect that is or is reasonably likely to be materially adverse to the business, assets, financial condition, or results of operations of each of WCT , West Coast Telecommunications, Inc. ("West Coast") and Business Telemanagement, Inc. ("BTI") (each of West Coast and BTI being known herein as a "Significant Subsidiary"), in each case taken as a whole as to WCT or any one of its Significant Subsidiaries individually.

    SECTION 3.2    Articles of Incorporation and By-Laws.   WCT
has heretofore furnished to Rochester a complete and correct copy of the Articles of Incorporation and the By-Laws of WCT as currently in effect. Such Articles of Incorporation, By-Laws and any organizational minutes of the incorporator of WCT and its Board of Directors are in full force and effect and no other organizational documents are applicable to or binding upon WCT. WCT is not in violation of or in conflict with any of the provisions of its Articles of Incorporation or By-Laws.

    SECTION 3.3 Capitalization. The authorized capital stock of WCT consists of 100,000,000 shares of the WCT Common Stock and 10,000,000 shares of Preferred Stock, without par value (collectively, "WCT Preferred Stock"). As of November 7, 1994,
(i) 14,562,280 shares of the WCT Common Stock are issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) no shares of the WCT Common Stock are authorized but unissued, (iii) an aggregate of 1,008,117 shares of the WCT Common Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Employee Options issued pursuant to the Plans (as defined in Section 3.10), and (iv) 276,000 shares of WCT Common Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of Warrants. No shares of WCT Preferred Stock are issued and outstanding. Except as set forth above and except as a result of the exercise of outstanding Employee Options and Warrants as of November 7, 1994, there are outstanding (i) no shares of capital stock or other voting securities of WCT, (ii) no securities of WCT convertible into or exchangeable for shares of capital stock or voting securities of WCT, (iii) no options or other rights to acquire from WCT, and no obligation of WCT to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of WCT and (iv) no equity equivalents, interests in the ownership or earnings of WCT or other similar rights (collectively, "WCT Securities"). There are no outstanding obligations of WCT or any of its subsidiaries to repurchase, redeem or otherwise acquire any WCT Securities.
There are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of WCT or any of its subsidiaries to which WCT or any of its subsidiaries is a party. All shares of the WCT Common Stock subject to issuance as provided above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. Except as provided pursuant to Section 2.7 of this Agreement, there are no outstanding contractual obligations of WCT or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of the WCT Common Stock or the capital stock of any subsidiary or, except as described below, to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity, nor has WCT granted any guarantees for the benefit of any unrelated entities. WCT has not adopted a shareholders' rights plan. Each of the outstanding shares of capital stock of each of WCT's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever. WCT has delivered to Rochester prior to the date hereof a list of the subsidiaries and associated entities of WCT which evidences, among other things, the amount of capital stock or other equity interests owned by WCT, directly or indirectly, in such subsidiaries or associated entities. No entity in which WCT owns, directly or indirectly, less than a 50% equity interest is, individually or when taken together with all such other entities, material to the business of WCT and its subsidiaries taken as a whole.

    SECTION 3.4    Authority Relative to This Agreement.   WCT
has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Upon approval of this Agreement by the Board of Directors of WCT, this Agreement will be duly and validly executed and delivered by WCT and the consummation by WCT of the transactions contemplated hereby will be duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of WCT will then be necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval of this Agreement by the holders of two-thirds of the outstanding Shares if and to the extent required by applicable law, and the filing of appropriate merger documents as required by Washington Law and Delaware Law). Once this Agreement has been duly and validly executed and delivered by WCT and, assuming the due authorization, execution and delivery hereof by Rochester and Sub, it shall constitute a legal, valid and binding obligation of WCT enforceable against WCT in accordance with its terms, except that such enforceability
(i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity. The Board of Directors of WCT, at a meeting to be duly called and held no later than 11:59 p.m., Pacific Standard Time on November 9, 1994, will be requested by the management of WCT unanimously (i) to determine that this Agreement and the transactions contemplated hereby, including the Merger and the Merger Consideration to be paid to the holders of Shares, are fair to and in the best interests of the holders of the Shares,
(ii) to adopt this Agreement, approve each of the Shareholder's Agreements and each of the Non-Compete Agreements and the letter amendment to the September 2, 1994, letter confidentiality agreement between WCT and Rochester, and approve the transactions contemplated hereby and thereby and (iii) to resolve to recommend that the shareholders of WCT vote their Shares in favor of the Merger and approve this Agreement and the transactions contemplated hereby, so as to render inapplicable to the transactions contemplated hereby or thereby the limitations on "interested shareholder transactions" contained in RCW 23B.17.020 of Washington Law. As a result of the foregoing actions, once taken, the only vote required to authorize the Merger is the affirmative vote of two-thirds of the outstanding Shares. In addition, once such actions have been taken, neither RCW 23B.19.101, et seq., of Washington Law nor any similar provision shall be applicable to the transactions contemplated hereby or thereby.

    SECTION 3.5    No Conflict; Required Filings and Consents.
(a) The execution, delivery and performance of this Agreement by WCT do not and will not: (i) conflict with or violate the Articles of Incorporation or By-Laws of WCT or the equivalent organizational documents of any of its Significant Subsidiaries;
(ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained and all filings described in such subsection have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to WCT or any of its Significant Subsidiaries or by which its or any of their respective properties are bound or affected; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of WCT or any of its Significant Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which WCT or any of its Significant Subsidiaries is a party or by which WCT or any of its Significant Subsidiaries or its or any of their respective properties are bound or affected, except, in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger (any of such effects being known as "Prevention Effect") or which would cause a Material Adverse Effect.
    (b) The execution, delivery and performance of this Agreement by WCT and the consummation of the Merger by WCT do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for (i) applicable requirements, if any, of the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities, takeover and Blue Sky laws, the Federal Communications Act of 1934, as amended, and state utility or telecommunication regulatory laws, (ii) the filing and recordation of appropriate merger or other documents as required by Washington Law and Delaware Law, and (iii) such consents, approvals, authorizations, permits, actions, filings or notifications the failure of which to make or obtain would not reasonably be expected to (x) cause a Prevention Effect or a Material Adverse Effect or (y) otherwise prevent or delay WCT from performing its obligations under this Agreement.

    SECTION 3.6    Compliance.   Neither WCT nor any of its
Significant Subsidiaries is in conflict with, or in default or violation of, the conflict, default or violation of which would have a Material Adverse Effect, (i) any law, rule, regulation, order, judgment or decree applicable to WCT or any of its Significant Subsidiaries or by which its or any of their respective properties are bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which WCT or any of its Significant Subsidiaries is a party or by which WCT or any of its Significant Subsidiaries or its or any of their respective properties are bound or affected.

    SECTION 3.7    SEC Filings; Financial Statements.   (a)  WCT
and, to the extent applicable, each of its then or current subsidiaries, has filed all forms, reports, statements and documents required to be filed with the SEC (collectively, the "SEC Reports"), each of which has complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, each as in effect on the date so filed. WCT has heretofore delivered or promptly will deliver to Rochester, in the form filed or to be filed with the SEC (including any amendments thereto), (i) its (and, to the extent applicable, its subsidiaries') Annual Reports on Form 10-K for each of the three fiscal years ended May 31, 1992, the period ended June 30, 1992 and the two fiscal years ended June 30, 1993 and 1994 and its Quarterly Reports on Form 10-Q for each of the quarterly periods ended December 31, 1993, March 31, 1994 and September 30, 1994 and ending December 31, 1994 and thereafter, (ii) all definitive proxy statements relating to WCT's (and such subsidiaries') meetings of shareholders (whether annual or special) and (iii) all other reports or registration statements filed by WCT (and such subsidiaries) with the SEC. None of such forms, reports or documents (including but not limited to any financial statements or schedules included or incorporated by reference therein) filed by WCT and its then or current subsidiaries contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent revised or superseded by a subsequent filing with the SEC (a copy of which has been provided to Rochester prior to the date hereof), none of the SEC Reports filed by WCT prior to the date hereof contains any untrue statement of a material fact or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
    (b) Each of the audited and unaudited consolidated interim financial statements of WCT (including, in each case, any related notes thereto) included or to be included in its Annual Reports on Form 10-K for each of the three fiscal years ended May 31, 1992 and June 30, 1993 and 1994 and the period ended June 30, 1992 and in its Quarterly Reports on Form 10-Q for its fiscal quarters ended September 30, 1993, December 31, 1993, March 31, 1994 and September 30, 1994, and ending December 31, 1994 and thereafter, which have previously been or will be furnished to Rochester, has been or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents or will present the consolidated financial position of WCT and its subsidiaries at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments.
    (c) Except as and to the extent set forth on the consolidated balance sheet of WCT and its subsidiaries at June 30, 1994, neither WCT nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since June 30, 1994 which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
    (d) The accounts, notes and other receivables, whether current or non-current, of each of WCT and each of its subsidiaries shown on the most recent consolidated balance sheets delivered to Rochester prior to the date hereof were generated in the ordinary course. To the knowledge of WCT, the reserves in the consolidated balance sheets of WCT for doubtful accounts are adequate.
    (e) WCT has heretofore furnished to Rochester a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC, to agreements, documents or other instruments which previously had been filed by WCT with the SEC pursuant to the Securities Act or the Exchange Act.

    SECTION 3.8 Absence of Certain Changes or Events. Since June 30, 1994, except as set forth on Schedule 3 attached hereto and made a part hereof or contemplated by this Agreement or disclosed in the SEC Reports filed since that date and up to the date of this Agreement, WCT and each of its subsidiaries has conducted its businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any condition, event or occurrence which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect or prevent or delay WCT from performing its obligations under this Agreement, (ii) any change by WCT in its accounting methods, principles or practices, (iii) any revaluation by WCT of any of its material assets, including but not limited to writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business, (iv) any entry by WCT or any of its subsidiaries into any commitment or transactions material to WCT or to any one of its Significant Subsidiaries, taken as a whole as to any one of WCT or any one of its Significant Subsidiaries, (v) any declaration, setting aside or payment of any dividends or distributions in respect of the Shares or any redemption, purchase or other acquisition of any of its securities, or (vi) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan or agreement or arrangement, or any other increase in the compensation payable or to become payable to any officers or employees compensated in excess of $100,000 per year of WCT or any of its subsidiaries, except in the ordinary course of business and consistent with past practice.

    SECTION 3.9    Absence of Litigation.   Except as disclosed
on Schedule 3 attached hereto and made a part hereof or with reasonable specificity in the SEC Reports filed prior to the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of WCT, threatened, in writing, against WCT or any of its subsidiaries, or any properties or rights of WCT or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign in which the amount in controversy exceeds $50,000 or seeks materially to delay or prevent the consummation of the transactions contemplated hereby. As of the date hereof, neither WCT nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, determination or award of any court or any federal, state, municipal or other governmental department, commission, board, agency or instrumentality, domestic or foreign.

    SECTION 3.10   Employee Benefits; Labor.   (a)  WCT
maintains no employee benefit plans, programs and arrangements, whether or not subject to ERISA (other than welfare plans (within the meaning of Section 3(l) of ERISA)) and the WCT Nonqualified Stock Option Plan and the WCT Incentive Stock Option Plan (collectively the "Option Plans"). None of the Plans promises or provides retiree medical or life insurance benefits. Each Plan has been operated in all respects in accordance with its terms and the requirements of applicable law, except to the extent that such violation would not have a Material Adverse Effect. All insurance premiums to the extent then due and payable with respect to the Plans as of the Effective Time have been paid or will be paid prior thereto and adequate reserves have been provided for on WCT's balance sheet for any premiums attributable to service on or prior to the Effective Time. No Plan (other than the Option Plans) contains a provision which could result in the payment to any employee of any money, property or other rights (or which could accelerate or provide money, property or other rights) because of the execution of this Agreement or the consummation of the Merger. No event or condition exists which could result in any liability to WCT under Sections 4069 or 4212(c) of ERISA or as a result of any employee benefit plan (within the meaning of Section 3(3) of ERISA) sponsored by any member of its Control Group, which liability would have a Material Adverse Effect.
    (b) None of WCT or any of its subsidiaries is a party to any collective bargaining agreement nor is any such contract being negotiated with WCT or any of its subsidiaries. There is no unfair labor practice charge or, to the knowledge of WCT, unfair labor practice complaint pending or threatened, with regard to any employees of WCT or its subsidiaries. There is no labor strike, slowdown, work stoppage, or lockout in effect, threatened against or otherwise affecting WCT or its subsidiaries and WCT has not experienced any such labor controversy. No representation question exists or has been raised respecting employees of WCT or its subsidiaries, nor to the knowledge of WCT are there any campaigns being conducted to solicit cards from the employees of WCT or any subsidiary to authorize representation by any labor organization. None of WCT or any of its subsidiaries is party to, or otherwise bound by, any consent decree with, or, to the knowledge of WCT, citation by, any governmental authority relating to any of their employees or employment practices.

    SECTION 3.11   Tax Matters.   WCT and each of its
subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which WCT or any of its subsidiaries is or has been a member has timely filed all Tax Returns required to be filed by it, has paid all Taxes shown thereon to be due and has provided adequate reserves in accordance with generally accepted accounting principles in its financial statements for any Taxes that have not been paid, and as to which no returns are yet due. None of WCT or any of its subsidiaries is currently being audited or has received any notice of an impending audit with respect to Taxes or Tax Returns. As used herein, "Taxes" shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

    SECTION 3.12 Environmental Matters. Except to the extent that the inaccuracy of any of the following (or the circumstances giving rise to such inaccuracy), individually or in the aggregate, would not reasonably be expected to have a Material
Adverse Effect (after taking into account any reserves therefor reflected in the most recent financial statements included in the SEC Reports filed prior to the date hereof):
    (a) WCT and its subsidiaries hold, and are in compliance with, all Environmental Permits, and WCT and its subsidiaries are in compliance with all applicable Environmental Laws;
    (b) None of WCT or its subsidiaries has received, nor to the knowledge of WCT is there threatened, any Environmental
Claim, nor are there any circumstances, conditions or events that would reasonably be expected to give rise to any Environmental
Claim against WCT or any of its subsidiaries;
    (c) None of WCT or its subsidiaries has entered into or agreed to any consent decree or order under any Environmental
Law, and none of WCT or its subsidiaries is the subject of any pending or, to the knowledge of WCT, threatened judgment, decree, order or other requirement of any governmental authority or private party relating to compliance with any Environmental Law or to investigation, cleanup, remediation or removal of regulated substances under any Environmental Law;
    (d) There are no (i) underground storage tanks, (ii) polychlorinated biphenyls, (iii) asbestos or asbestos-containing materials or (iv) Hazardous Materials present at any facility currently owned, leased or operated by WCT or any of its subsidiaries that could reasonably be expected to give rise to liability of WCT or any of its subsidiaries under any Environmental Laws or otherwise result in any cost or expense to WCT or any of its subsidiaries; and
    (e) There are no past (including, without limitation, with respect to assets or businesses formerly owned, leased or operated by WCT or any of its subsidiaries) or present actions, activities, events, conditions or circumstances, including without limitation the release, threatened release, emission, discharge, generation, treatment, storage or disposal of Hazardous Materials by WCT or any of its subsidiaries, that would reasonably be expected to give rise to liability of WCT or any of its subsidiaries under any Environmental Laws or any contract or agreement relating to Environmental Claims.
         For purposes of this Agreement, the following terms shall have the following meanings:
         "Environmental Claim" means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability (including without limitation liability or potential liability for emergency actions, investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by WCT or any of its subsidiaries, or (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental
Permit.
         "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required for WCT and the operations of WCT's and its subsidiaries' facilities, and otherwise to conduct their respective businesses under Environmental Laws.
         "Environmental Laws" means all applicable federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and
    Liability Act, the Solid Waste Disposal Act, the Resource
    Conservation and Recovery Act, the Clean Air Act, the Clean
    Water Act, the Toxic Substances Control Act, the
    Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water
    Act, all as amended, and similar state laws.
         "Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum
    (including crude oil or any fraction thereof) and petroleum products, asbestos and asbestos-containing materials, pollutants, contaminants and all other materials and substances regulated pursuant to any Environmental Law.

    SECTION 3.13   Intellectual Property.   None of WCT or any
of its subsidiaries has received any written notice, nor do any of them have any knowledge that: WCT and each of its subsidiaries does not own, or is not duly licensed to use (in each case, clear of any liens or encumbrances of any kind), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; the use of any Intellectual
Property by WCT and its subsidiaries infringes on or otherwise violates the rights of any person; any product or service (or component thereof or process) used or sold by and/or for, or supplied to, WCT and each of its subsidiaries infringes or otherwise violates the Intellectual Property of any other person;
or any person is challenging, infringing on or otherwise violating any right of WCT or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to WCT and its subsidiaries. For purposes of this Agreement, "Intellectual Property" shall mean computer software and firmware; trademarks, service marks, brand names, certification marks, trade dress, assumed names, trade names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; non-public information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights;
and any claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing.

    SECTION 3.14   Proxy Statement.   Neither the proxy
statement to be sent to the shareholders of WCT in connection with the Shareholders Meeting (as defined in Section 6.1) or the information statement to be sent to such shareholders, as appropriate (such proxy statement or information statement, as amended or supplemented, is herein referred to as the "Proxy
Statement"), shall, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to shareholders, at the time of the Shareholders Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting which has become false or misleading.
Notwithstanding the foregoing, WCT makes no representation or warranty with respect to any information supplied by Rochester or Sub or any of their respective representatives which is contained in the Proxy Statement. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event or circumstance relating to WCT or any of its subsidiaries, or any of their respective officers or directors, shall be discovered by WCT which should be set forth in an amendment or supplement to the Proxy Statement, WCT shall promptly notify Rochester of that fact, amend or supplement the Proxy Statement to reflect such fact, and provide Rochester a copy of such amendment or supplement.

    SECTION 3.15   Brokers.   No broker, finder or investment
banker (other than the Financial Adviser) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of WCT. WCT has heretofore furnished to Rochester a complete and correct copy of all agreements between WCT and the Financial Adviser pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

    SECTION 3.16   Billing Practices.   WCT and its subsidiaries
bill their customers for domestic service (except for calls originated through operator services) at time point 6 to time point 7, unless otherwise specified in a written contract, except as would not have a Material Adverse Effect. In no event is the bill duration of a call greater than time point 1 to time point
7. Rounding practices employed by WCT and its subsidiaries are substantially consistent with industry practices.

            ARTICLE IV   -   REPRESENTATIONS AND WARRANTIES OF
                             ROCHESTER AND SUB

    Rochester and Sub hereby, jointly and severally, represent and warrant to WCT that:
    SECTION 4.1    Corporate Organization.   (a)  Rochester is a
corporation duly organized, validly existing and in good standing under the laws of the State of New York and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to cause a Prevention Effect.
    (b) Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to cause a Prevention Effect.

    SECTION 4.2    Authority Relative to This Agreement.
Rochester and Sub have all necessary corporate power to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. Upon approval of this Agreement by the Board of Directors of Rochester, this Agreement will be duly and validly executed and delivered by Rochester and Sub and the consummation by Rochester and Sub of the transactions contemplated hereby will be duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Rochester and Sub will then be necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval of this Agreement by the holders of two-thirds of the outstanding Shares if and to the extent required by the applicable law, and the filing of the appropriate merger documents as required by Washington Law and Delaware Law). Once this Agreement has been duly and validly executed and delivered by Rochester and Sub (which shall occur on or before 11:59 p.m., Pacific Standard Time, on November 9, 1994) and, assuming the due authorization, execution and delivery hereof by WCT, it shall constitute a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

    SECTION 4.3    No Conflict; Required Filings and Consents.
    (a) The execution, delivery and performance of this Agreement by Rochester and Sub do not and will not: (i) conflict with or violate the respective certificates of incorporation or by-laws of Rochester or Sub; (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained and all filings described in such subsection have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Rochester or Sub or by which either of them or their respective properties are bound or affected; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Rochester or Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Rochester or Sub is a party or by which Rochester or Sub or any of their respective properties are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to cause a Prevention Effect.
    (b) The execution, delivery and performance of this Agreement by Rochester and Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for (i) applicable requirements, if any, of the laws referred to in clause (i) of the exception to Section 3.5(b)(i); (ii) the New York State Public Service Commission (the "NYPSC"), if then required; (iii) the filing and recordation of appropriate merger or other documents as required by Washington Law and Delaware Law; and
(iv) such consents, approvals, authorizations, permits, actions, filings or notifications the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to cause a Prevention Effect.

    SECTION 4.4    Proxy Statement.   The information supplied
by Rochester for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to shareholders, at the time of the Shareholders Meeting (as defined in Section 6.1) or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, Rochester and Sub make no representation or warranty with respect to any information supplied by WCT or any of its representatives which is contained in any of the foregoing documents.

    SECTION 4.5    Absence of Litigation.   There is no suit,
claim, action, proceeding or investigation pending or to the knowledge of Rochester or Sub, threatened, in writing, against Rochester or Sub which could cause a Prevention Effect.

    SECTION 4.6    Brokers.   No broker, finder or investment
banker (other than Lazard Freres & Co.) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Rochester or Sub.

          ARTICLE V   -   CONDUCT OF BUSINESS PENDING THE MERGER

    SECTION 5.1    Conduct of Business of WCT Pending the
Merger.   WCT covenants and agrees that, during the period from
the date hereof to the Effective Time, except pursuant to the terms hereof or as disclosed with reasonable specificity in the SEC Reports filed prior to the date hereof, on Schedule 5, attached hereto and made a part hereof, or unless Rochester shall otherwise agree in writing, the businesses of WCT and its subsidiaries shall be conducted only in, and WCT shall not take any action and its subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and WCT and its subsidiaries shall each use its reasonable best efforts (i) to preserve substantially intact the business organization of WCT and its subsidiaries, (ii) to keep available the services of the present officers, employees and consultants of WCT and its subsidiaries and (iii) to preserve the present relationships of WCT and its subsidiaries with customers, suppliers and other persons with which WCT or any of its subsidiaries has significant business relations. By way of amplification and not limitation, neither WCT nor any of its subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, any of the following, except as contemplated by this Agreement or as previously disclosed with reasonable specificity in the SEC Reports filed prior to the date hereof, or except in the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws, without the prior written consent of Rochester, such consent not to be unreasonably withheld or delayed:
    (a) Amend or otherwise change its Articles of Incorporation or By-Laws or equivalent organizational documents;
    (b) Issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (i) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of WCT or any of its subsidiaries (except for the issuance of shares of the WCT Common Stock issuable in accordance with the terms of outstanding
Employee Options or Warrants outstanding as of November 7, 1994) or (ii) any assets of WCT or any of its subsidiaries, except for sales of services and products in the ordinary course of business and in a manner consistent with past practice;
    (c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
    (d) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;
    (e) (i) Acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, (ii) incur any obligation for borrowed money, long term or short term debt (as defined in accordance with generally accepted accounting principles) or issue any debt securities having a maturity of any duration other than as shown on Schedule 5 attached hereto and made a part hereof, which shall total no more, in the aggregate, than $38,700,000, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person; (iii) enter into any employment contract or agreement or any other contract or agreement other than in the ordinary course of business consistent with past practice; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.1(e);
    (f) Except as set forth on Schedule 3, as previously approved by Rochester or to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of this Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of WCT or its subsidiaries who are not officers or directors of WCT in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans to, or enter into any employment, consulting or severance agreement with any present or former director, officer or other employee of WCT or any of its subsidiaries (other than an agreement entered into in exchange for a release by an employee who is not an officer or director, of any and all claims against WCT following such employee's termination of employment, but only if the aggregate amount payable to any terminated employee under any such agreement does not exceed $100,000 and the aggregate amount payable pursuant to all such agreements does not exceed
$1,000,000), or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, or grant any stock options or stock-based compensation to any directors, officers or employees;
    (g) Except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;
    (h) Make any tax election or settle or compromise any material federal, state, local or foreign tax liability;
    (i) Take any action, including but not limited to introducing a new service or product, which, in the good faith judgment of WCT, is reasonably likely to result in any claim that WCT has violated applicable laws, rules or regulations or any rights of any other person;
    (j) Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of WCT or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger);
    (k) Pay, discharge, satisfy or settle any claims, actions, suits, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, satisfaction or settlement (i) of actions involving less than $100,000 which also involve no form of injunctive relief, (ii) in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of WCT or (iii) incurred in the ordinary course of business and consistent with past practice; or

    (l) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 5.1(a) through 5.1(k) or any action which would make any of the representations or warranties of WCT contained in this Agreement untrue and incorrect as of the date when made if such action had then been taken.

    SECTION 5.2    Network Transition.   Notwithstanding the
above, and to the extent not violative of any contracts, arrangements or agreements, written or oral, to which any party hereto or any of its subsidiaries or affiliates is a party, WCT shall cause each of its subsidiaries and Rochester shall cause each of its long distance subsidiaries ("RCI") to take the actions reasonably necessary to begin to transition their respective switched long distance traffic of each other for termination, provided that the aggregate rates charged by one to the other therefor are comparable to those then paid by WCT and its subsidiaries and RCI, in the aggregate, to interexchange carriers unaffiliated with either WCT or RCI for termination in the areas served by the networks of WCT, its subsidiaries and RCI. In addition, WCT shall assist RCI in any network optimization and other synergistic issues identified by RCI as necessary for RCI's future business plans.

                  ARTICLE VI   -   ADDITIONAL AGREEMENTS

    SECTION 6.1    Shareholders Meeting.   WCT, acting through
its Board of Directors, shall (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the "Shareholders Meeting") and (ii) subject to its fiduciary duties under applicable law, exercised after consultation with independent legal counsel, (A) include in the Proxy Statement the unanimous recommendation of the Board of Directors that the shareholders of WCT vote in favor of the approval of this Agreement and the transactions contemplated hereby and the written opinion of the Financial Adviser that the Merger
Consideration to be received by the shareholders of WCT is fair to such shareholders and (B) use its reasonable best efforts to obtain the necessary approval of this Agreement and the transactions contemplated hereby by its shareholders.

    SECTION 6.2    Proxy Statement.   As soon as practicable
following execution of this Agreement, WCT shall file with the SEC under the Exchange Act, and shall use its reasonable best efforts to have cleared by the SEC, the Proxy Statement with respect to the Shareholders Meeting. Rochester, Sub and WCT will cooperate with each other in the preparation of the Proxy Statement; without limiting the generality of the foregoing, each of Rochester and Sub will furnish to WCT the information relating to it required by the Exchange Act to be set forth in the Proxy Statement. WCT agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof filed by it and cause such Proxy Statement to be mailed to WCT's shareholders at the earliest practicable time.

    SECTION 6.3    Access to Information; Confidentiality.   (a)
From the date hereof to the Effective Time, WCT shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of Rochester, and financing sources who shall agree to be bound by the provisions of this Section 6.3 as though a party hereto, complete access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and shall furnish
Rochester and such financing sources with all financial, operating and other data and information as Rochester, through its officers, employees or agents, or such financing sources may from time to time request, including such access as may be reasonably required by Rochester and Deloitte & Touche LLP to conduct (at Rochester's sole expense) an audit of WCT's financial statements ("Audit"). The Audit shall be conducted as of December 31, 1994, and completed on or before February 15, 1995;
provided, however, that if on March 15, 1995, Rochester reasonably believes that the Closing will not occur before March
31, 1995, then the Audit shall be conducted as of March 31, 1995, and completed on or before May 15, 1995 (the date as of which the

Audit is conducted being known as the "Audit Date"). In accordance with this Section 6.3(a), WCT shall provide, at WCT's expense upon Rochester's request, suitable office space in WCT's offices and administrative support for no more than four employees or agents of Rochester to observe the operation and management of WCT and its subsidiaries.
    (b) Each of Rochester and Sub will hold and will cause its officers, employees, auditors and other agents to hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning WCT and its subsidiaries furnished to Rochester or Sub in connection with the transactions contemplated in this Agreement (except to the extent that such information can be shown to have been (i) previously known by Rochester or Sub from sources other than WCT, or its directors, officers, auditors or other agents, (ii) in the public domain through no fault of Rochester or Sub or (iii) later lawfully acquired by Rochester or Sub on a non-confidential basis from other sources who are not known by Rochester or Sub to be bound by a confidentiality agreement (after inquiry of such sources) or otherwise prohibited from transmitting the information to Rochester or Sub by a contractual, legal or fiduciary obligation) and will not release or disclose such information to any other person, except its auditors and other advisors in connection with this Agreement who need to know such information. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained for a period of three years from the date hereof and, if requested by or on behalf of WCT, Rochester and Sub will, and will use all reasonable efforts to cause their auditors and other agents to, return to WCT or destroy all copies of written information furnished by WCT to Rochester and Sub or their agents, representatives or advisors. It is understood that Rochester and Sub shall be deemed to have satisfied their obligation to hold such information confidential if they exercise the same care as they take to preserve confidentiality for their own similar information.
    (c) No investigation pursuant to this Section 6.3 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

    SECTION 6.4    No Solicitation of Transactions.   WCT, its
affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in,
WCT or any of its subsidiaries or any business combination with
WCT or any of its subsidiaries.  WCT may, directly or indirectly, furnish information and access, in each case only in response to a request for such information or access to any person made after the date hereof which was not encouraged, solicited or initiated by WCT or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date hereof, pursuant to appropriate confidentiality
agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (including an exchange of stock or assets) involving WCT or any subsidiary or division of WCT, if such entity or group has submitted a written proposal to the Board relating to any such transaction and
failing to take such action would constitute a breach of the
Board's fiduciary duty under applicable law.  The Board shall provide a copy of any such written proposal to Rochester
immediately after receipt thereof.   WCT shall keep Rochester
promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Merger and the other transactions contemplated by this Agreement. Except as set forth in this Section 6.4, neither WCT or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group
(other than Rochester and Sub, any affiliate or associate of Rochester and Sub or any designees of Rochester or Sub) concerning any merger, sale of assets, sale of shares of capital stock or similar transactions (including an exchange of stock or assets) involving WCT or any subsidiary or division of WCT;
provided, however, that nothing in this Section 6.4 shall prevent the Board from taking, and disclosing to WCT's shareholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, further, that the Board shall not recommend that the shareholders of WCT tender their Shares in connection with any such tender offer unless failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law. WCT agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which WCT is a party, unless failing to release such third party or waive such provisions would constitute a breach of the Board's fiduciary duty under applicable law.

    SECTION 6.5    Employee Matters.    Rochester shall cause
WCT and the Surviving Corporation to promptly pay or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans, programs and policies in existence as of the date hereof for all employees (and former employees) and directors (and former directors) of WCT. Rochester and WCT agree that WCT and the Surviving Corporation shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect and disclosed to Rochester as of the date hereof. Nothing in this Agreement shall require the continued employment of any person or prevent WCT and/or the Surviving Corporation from taking any action or refraining from taking any action which WCT could take or refrain from taking prior to the Effective Time.

    SECTION 6.6     Further Action; Reasonable Best Efforts.
Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts: to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including but not limited to (i) cooperation in the preparation and filing of the Proxy Statement, any required filings under the HSR Act and other laws described in clause (i) of each of Sections 3.5(b) and 4.3(b) (including, without limitation, any required filings with the California Public Utilities Commission and any other state agencies regulating the operations of WCT and its subsidiaries) and with the NYPSC as provided in clause (ii) of Section 4.3(b), and any amendments to any thereof and (ii) using its reasonable best efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with WCT and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such necessary action.

    SECTION 6.7    Public Announcements.   Rochester and WCT
shall mutually agree on the form and content of any public announcement which shall be made concerning this Agreement or the transactions contemplated hereby and neither Rochester nor WCT shall make any such public announcement without the consent of the other, which consent shall not be unreasonably withheld or delayed, provided that nothing herein shall prohibit Rochester or WCT from making any public announcement or other disclosure required by law or the policy of any exchange on which such party's securities are listed, provided that such announcement or disclosure shall be previously approved by the other party, which approval shall not be unreasonably withheld or delayed, unless any law, rule or regulation makes obtaining such prior approval impracticable.

    SECTION 6.8    Disposition of Litigation.   WCT agrees that
it will not settle any litigation currently pending, or commenced after the date hereof, against WCT or any of its directors by any shareholder of WCT relating to this Agreement, without the prior written consent of Rochester.

    SECTION 6.9    State Takeover Laws.   WCT shall, at the
request of Rochester, take all necessary steps to assist in any challenge by Rochester to the validity or applicability to the transactions contemplated by this Agreement, including the Merger and the Shareholder's Agreements or any other agreements entered into contemporaneously with this Agreement or subsequent thereto in connection with such transactions, of any state takeover law.

    SECTION 6.10   Directors' and Officers' Indemnification and
Insurance.
    (a) The By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article IX of the By-laws of WCT, which provisions shall not be amended, repealed or otherwise modified for a period of five years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, agents or employees of WCT or otherwise entitled to indemnification pursuant to Article IX of WCT's By-Laws.
    (b) Rochester shall use its reasonable best efforts to cause to be maintained in effect for three years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by WCT (provided that Rochester may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available; provided, however, that in no event shall Rochester or WCT be required to expend more than an amount per year equal to 150% of current annual premiums paid by WCT. Subject to the foregoing, from and after the Closing, the Surviving Corporation will maintain all rights to indemnification (including rights with respect to the advancement of expenses incurred in defense of any action or suit) and exculpation existing on the date of this Agreement in favor of current or former directors, officers and employees of WCT (the "Indemnified Parties") as provided in WCT's Articles of Incorporation and Bylaws or in indemnification agreements in existence as of the date of this Agreement. The Surviving Corporation shall not take any action with a purpose to hinder, delay or make more difficult the exercise of such rights of indemnification or exculpation or the ability of the Surviving Corporation to provide such indemnification. This Section 6.10 is intended to be for the benefit of and to grant third party rights to the Indemnified Parties whether or not they are parties to this Agreement and each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 6.10.

    SECTION 6.11   Applications to the FCC and Other Regulatory
Agencies.   As soon as practicable after execution of this
Agreement, Rochester and WCT shall determine the extent of traffic originated by West Coast and any of its affiliates in each state in which they hold any certificates or authorizations from the state telecommunications or utility regulatory authority (a "PUC") and whether there exist legal and proper alternatives to applying to the PUCs for their approval of the change of control of WCT and its subsidiaries. Thereafter, Rochester, Sub, WCT and its subsidiaries shall join in applications to those PUCs for whose approval of the change of control of WCT and its subsidiaries no legal and proper alternatives exist and the Federal Communications Commission (the "FCC") (the FCC and the PUCs being, together, the "Regulators"), requesting their approval and authorization of the transactions contemplated by this Agreement. Thereafter Rochester, Sub and WCT shall cooperate with each other and shall take such actions as are reasonable, necessary and proper to obtain expeditious, favorable action by the Regulators.

    SECTION 6.12   HSR Act.   Promptly upon execution of this
Agreement, Rochester, Sub and WCT shall cause to be filed with the Federal Trade Commission and the United States Department of Justice, Antitrust Division, such applications, forms and supporting documents as are required pursuant to the HSR Act. The parties shall thereafter cooperate with each other and take such actions as are reasonable, necessary and proper to respond to any requests for additional information in connection herewith.

                  ARTICLE VII   -   CONDITIONS PRECEDENT

    SECTION 7.1    Conditions to Each Party's Obligation to

Effect the Merger.   The respective obligations of each party to
effect the Merger shall be subject to the waiver or satisfaction prior to the Closing Date of the following conditions:
         7.1.1 The Regulators having jurisdiction over the change of control of WCT and its subsidiaries contemplated by this Agreement shall have approved the transactions contemplated hereby and all such approvals shall be in full force and effect; provided, that Rochester and Sub shall not be obligated to effect the Merger, if, in the good faith judgment of either of the Boards of Directors of Rochester or Sub, there is contained in an authorization of any such Regulator any term, condition or provision which shall have a Material Adverse Effect on the operations of WCT, or on any of the Significant Subsidiaries, or on Rochester or on any one or more of Rochester's subsidiaries then subject to the jurisdiction of such Regulator.
         7.1.2 The applicable waiting period under the HSR Act shall have expired or been terminated.
         7.1.3 This Agreement shall have been approved by the affirmative vote of the holders of two-thirds of the outstanding Shares entitled to vote thereon.
         7.1.4 No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger.

    SECTION 7.2    Conditions to the Obligations of Rochester
and Sub.   The obligations of Rochester and Sub to effect the
Merger shall be subject to the waiver or satisfaction prior to the Closing Date of the following conditions:

         7.2.1 The representations and warranties of WCT set forth in this Agreement (and in any exhibit or schedule attached hereto or in any certificate delivered pursuant hereto) that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date when made and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Rochester shall have received a certificate signed on behalf of WCT by an executive officer of WCT to that effect.
         7.2.2 WCT, Frockt and Edgecomb shall have performed in all material respects all obligations required to be performed by it or him, as applicable, under this Agreement and the Shareholder's Agreements, and each of the Shareholder's Agreements and the Non-Compete Agreements shall be in full force and effect, and Rochester shall have received certificates to such effect (i) with respect to WCT regarding this Agreement, signed on behalf of WCT by an executive officer of WCT,
                   (ii) with respect to Frockt regarding the Shareholder's Agreement and the Non-Compete Agreement to which Frockt is a party, signed by Frockt, and (iii) with respect to Edgecomb regarding the Shareholder's Agreement and the Non-Compete Agreement to which Edgecomb is a party, signed by Edgecomb.
         7.2.3 There shall not have been instituted any action or proceeding by any governmental authority before any federal or state court, and no order or preliminary or permanent injunction shall have been entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States or any country or economic region in which either WCT or Rochester, directly or indirectly, has material assets or operations, and no other action shall have been taken, proposed or threatened, and no statute, rule, regulation, legislation, interpretation, judgment or order shall have been proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Sub, WCT or any subsidiary or affiliate of Sub or WCT or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States or any country or economic region in which either WCT or Rochester, directly or indirectly, has material assets or operations, which could reasonably be expected to have the effect of: (i) making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the consummation of any of the transactions contemplated by this Agreement or materially delaying the Merger;
                   (ii) prohibiting or materially limiting the ownership or operation by WCT or any of its subsidiaries, or by Rochester, Sub or any of Rochester's subsidiaries of all or any material portion of the business or assets of WCT or any of its material subsidiaries or Rochester or any of its subsidiaries, or compelling Sub, Rochester or any of Rochester's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of WCT or any of its material subsidiaries or Rochester or any of its subsidiaries, as a result of the transactions contemplated by this Agreement;
                   (iii) requiring divestiture by Rochester or any of its subsidiaries, directly or indirectly, of the Surviving Corporation; or
                   (iv) which would reasonably be expected to materially adversely affect the business, financial condition or results of operations of WCT and its subsidiaries taken as a whole or the value of WCT to Sub or Rochester.
         7.2.4 There shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, or (ii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect or materially adversely affect (or materially delay) the consummation of the Merger.
         7.2.5 Sub shall have purchased Frockt's Shares in accordance with the terms and conditions of the Shareholder's Agreement signed by him.
         7.2.6 WCT shall have filed with the SEC its Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (the "1994 10-K"), no later than November 15, 1994, and the 1994 10-K shall be substantially the same as the draft thereof provided to Rochester on or about November 4, 1994.
         7.2.7 PaineWebber Incorporated (the "Financial Adviser") shall have delivered to the Board of Directors of WCT its written opinion (or oral opinion confirmed in writing) that the Merger Consideration is fair to the holders of Shares from a financial point of view by no later than 5:00 p.m., New York City time on November 8, 1994. WCT shall have been authorized by the Financial Adviser to permit, subject to prior review and consent by such Financial Adviser (such consent not to be unreasonably withheld), the inclusion of such fairness opinion (or a reference thereto) in the Proxy Statement referred to in Section 3.14.
         7.2.8 As of the Audit Date, the current liabilities of WCT and its subsidiaries, taken as a whole, shall not exceed the current assets of WCT and its subsidiaries, taken as a whole, by more than $13,500,000 ("current assets" and "current liabilities" as defined in accordance with generally accepted accounting principles). As of the Audit Date, the monthly average of the net revenues (net of credit adjustments) of WCT and its subsidiaries, taken as a whole, for the four months ending on the Audit Date shall be not less than $12,000,000. As of the Audit Date, the monthly average of the gross margins of WCT and its subsidiaries, taken as a whole, for the three months ending on the Audit Date shall be not less than 28%. Rochester shall have received certificates signed on behalf of WCT by the Chairman and Chief Executive Officer and the Chief Financial Officer of WCT to the effect that, as of the Closing, such officers have no knowledge of any circumstance that might cause the conditions contained in this Section 7.2.8 to be untrue.
         7.2.9     The Audit shall have been completed.
         7.2.10 WCT shall have timely filed all SEC Reports required to be filed after the date of this Agreement.

    SECTION 7.3    Conditions to the Obligations of WCT.   The
obligations of WCT to effect the Merger shall be subject to the waiver or satisfaction prior to the Closing Date of the following conditions:
         7.3.1 The representations and warranties of Rochester and Sub set forth in this Agreement

                   (and in any exhibit or schedule attached hereto or in any certificate delivered pursuant hereto) that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date when made and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and WCT shall have received certificates to such effect (i) with respect to Rochester, signed on behalf of Rochester by an executive officer of Rochester and (ii) with respect to Sub, signed on behalf of an executive officer of Sub.
         7.3.2 Rochester and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement, and WCT shall have received certificates to such effect (i) with respect to Rochester, signed on behalf of Rochester by an executive officer of Rochester and (ii) with respect to Sub, signed on behalf of an executive officer of Sub.

           ARTICLE VIII   -   TERMINATION, AMENDMENT AND WAIVER

    SECTION 8.1    Termination.  This Agreement may be
terminated at any time prior to the Effective Time, whether before or after approval of the matters presented to the shareholders of WCT in connection with the Merger:
    (a)  By mutual written consent of Rochester, Sub and WCT; or
    (b) By Rochester or WCT if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country in which either WCT or Rochester, directly or indirectly, has material assets or operations, shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;
    (c) By Rochester, upon a breach of any representation, warranty, covenant or agreement on the part of WCT set forth in this Agreement (or in any exhibit or schedule attached hereto or in any certificate delivered pursuant hereto), or if such representation or warranty of WCT shall have become untrue, unless, in either case, a cure is capable of being made and is effected prior to the earlier of (i) ten days following notice of such breach and (ii) March 31, 1995.
    (d) By either Rochester or WCT, if the Merger shall not have been consummated before March 31, 1995, provided, that the terminating party may terminate this Agreement pursuant to this
Section 8.1(d) only if there shall not have been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the terminating party set forth in this Agreement (or in any certificate, schedule or other document delivered pursuant hereto or in connection with the transactions contemplated hereby), unless, in either case, a cure is capable of being made and is effected prior to the earlier of (i) ten days following notice of such breach and (ii) March 31, 1995.
    (e) By either Rochester or WCT, if this Agreement shall fail to receive the requisite vote for approval and adoption by the shareholders of WCT as provided in Section 7.1.3 of this Agreement.
    (f) By Rochester, if (i) the Board of Directors of WCT or any committee thereof shall have withdrawn, modified or changed its approval or recommendation of the Merger or this Agreement in any manner adverse to Rochester or Sub, or shall have approved or recommended any takeover proposal, business combination or other acquisition of WCT (other than the Merger) or shall have directed its officers to effect any of the foregoing, (ii) any corporation (including WCT or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than Rochester or any of its subsidiaries or affiliates, shall have acquired beneficial ownership (determined for the purposes of this Section 8.1(f) as set forth in Rule 13d-3 promulgated under the Exchange
Act) of 20% or more of the outstanding Shares, (iii) any such corporation, partnership, person, entity or group shall have entered into a definitive agreement or an agreement in principle with WCT with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving WCT or any of its subsidiaries, or (iv) the Board of Directors of WCT shall have directed its officers to enter into a definitive agreement or an agreement in principle with any person or group (other than Rochester or Sub) with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving WCT or any of its subsidiaries.
    (g) By WCT, if prior to the Closing Date, any person shall have made a bona fide offer to acquire WCT (i) that the Board of Directors of WCT has determined in its good faith judgment is more favorable to WCT's shareholders than the Merger and (ii) as a result of which, after consultation with independent counsel, such Board is obligated by its fiduciary duty under applicable law to terminate this Agreement.
    The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after execution of this Agreement.

    SECTION 8.2    Effect of Termination.   In the event of the
termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except as set forth in
Section 8.3 and Section 9.1; provided, however, that nothing herein shall relieve any party from liability for any breach hereof.

    SECTION 8.3    Fees and Expenses.   (a)          WCT agrees
that if this Agreement  shall be terminated pursuant to either:
(i) Section 8.1(c) (other than as a result of a breach by WCT of its representations and warranties contained in Section 3.16 of this Agreement or as a result of the failure of the conditions contained in Section 7.2.8 of this Agreement) by Rochester, (ii)
Section 8.1(e) by Rochester only under the following circumstance
- - the Proxy Statement soliciting approval by the WCT shareholders of the Merger is one also soliciting approval of a Third Party
Acquisition proposal (a "Competing Proposal") and the WCT shareholders do not approve the Merger and rather approve the Competing Proposal, (iii) Section 8.1(f)(i), (iii) or (iv) by
Rochester or (iv) Section 8.1(g) by WCT; then in any of cases
(i), (ii), (iii) or (iv) above and at any time prior to or within nine months after the termination of this Agreement a Third Party
Acquisition is effected with any person or WCT enters into definitive agreements with respect to a Third Party Acquisition with any person, WCT shall pay to Rochester, within ten business days following the execution and delivery of such agreement or such termination, as the case may be, a fee, in cash, of $3,700,000, provided, however, that WCT in no event shall be obligated to pay more than one such $3,700,000 fee with respect to all such agreements and occurrences and such termination which shall occur in accordance with this Section 8.3(a).
    (b) WCT agrees that if this Agreement shall be terminated pursuant to Section 8.1(c) as a result of a breach by WCT of its representations and warranties contained in Section 3.16 of this Agreement or as a result of the failure of the conditions contained in Section 7.2.8 of this Agreement, and at any time prior to or within nine months after the termination of this Agreement a Third Party Acquisition is effected with any person or WCT enters into definitive agreements with respect to a Third
Party Acquisition with any person, then WCT shall pay to Rochester, within ten business days following the execution and delivery of such agreement or such termination, as the case may be, a fee, in cash, of $2,500,000, provided, however, that WCT in no event shall be obligated to pay more than one such $2,500,000 fee with respect to all such agreements and occurrences and such termination which shall occur in accordance with this Section
8.3(b).
    (c)  For purposes of this Section 8.3, the term "Third Party
Acquisition" shall mean the occurrence of any of the following events: (i) the acquisition of WCT by merger, tender offer or otherwise by any person other than Rochester, Sub or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of all or substantially all of the total assets of WCT or any one or both of its Significant Subsidiaries, in each case taken as a whole; or (iii) the acquisition by a Third Party of a majority of the outstanding Shares.

    (d) Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

    SECTION 8.4    Amendment.   Subject to Section 6.3, this
Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the shareholders of WCT, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 8.5    Waiver.   Subject to Section 6.3, at any time
prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein to the extent such conditions are for the benefit of the party so waiving them. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                    ARTICLE IX   -   GENERAL PROVISIONS

    SECTION 9.1    Non-Survival of Representations, Warranties
and  Agreements.    The representations, warranties and
agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section 8.1, as the case may be, except that the agreements set forth in Article I, Section 6.7 and Article IX shall survive the Effective Time indefinitely and those set forth in Section 6.4,
Section 8.3 and Article IX shall survive termination indefinitely.

    SECTION 9.2    Notices.   All notices, requests, claims,
demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the
following addresses (or at such other address for a party as shall be specified by like notice):
    if to Rochester or Sub:
         Rochester Telephone Corporation
         180 South Clinton Avenue
         Rochester, New York  14646
         Attention:   John K. Purcell
         Telecopier:  (716) 325-6113

    with a copy to:

         Helen A. Zamboni, Esq.
         Rochester Telephone Corporation
         180 South Clinton Avenue
         Rochester, New York  14646
         Telecopier:  (716) 546-7823

    if to WCT:

         WCT Communications, Inc.
         135 East Ortega Street
         Santa Barbara, California  93101
         Attention:   Richard Frockt
         Telecopier:  (213) 689-2337

    with copies to:

         Thomas J. Poletti, Esq.
         Freshman, Marantz, Orlanski, Cooper & Klein
         9100 Wilshire Boulevard
         8th Floor East
         Beverly Hills, California  90212-3480
         Telecopier:  (310) 274-8293
    and to:

         Joseph D. Abkin, Esq.
         Fell, Marking, Abkin & Montgomery
         222 East Carillo Street
         Suite 400
         Santa Barbara, California  93101-2142
         Telecopier:  (805) 965-7237

    SECTION 9.3    Certain Definitions.   For purposes of this
Agreement, the term:
    (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;
    (b) "beneficial owner" with respect to any Shares means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;
    (c) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;
    (d) "generally accepted accounting principles" shall mean the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting
Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case applied on a basis consistent with the manner in which the audited financial statements for the fiscal year of WCT ended June 30, 1994, were prepared;
    (e) "knowledge" means actual knowledge after reasonable inquiry of the officers of WCT;
    (f) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and
    (g) "subsidiary" or "subsidiaries" of WCT, the Surviving Corporation, Rochester or any other person means any corporation, partnership, joint venture or other legal entity of which WCT, the Surviving Corporation, Rochester or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    SECTION 9.4    Severability.   If any term or other
provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

    SECTION 9.5    Entire Agreement; Assignment.   This
Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Rochester and Sub may assign all or any of their respective rights and obligations hereunder to any direct or indirect wholly owned subsidiary or subsidiaries of Rochester, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

    SECTION 9.6    Parties in Interest.   This Agreement shall
be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    SECTION 9.7    Governing Law.   This Agreement shall be
governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the consummation of the Merger is governed by Washington Law.

    SECTION 9.8    Headings.   The descriptive headings
contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

    SECTION 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    IN WITNESS WHEREOF, Rochester, Sub and WCT have caused this
Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                        ROCHESTER TELEPHONE CORPORATION

                             /s/Louis L. Massaro
                        By: ---------------------------
                        Name:  Louis L. Massaro
                        Title:  Corporate Vice President


                        ROCHESTER SUBSIDIARY TWENTY-EIGHT, INC.

                             /s/Louis L. Massaro
                        By: ----------------------------
                        Name:  Louis L. Massaro
                        Title:   Vice President


                        WCT COMMUNICATIONS, INC.

                             /s/Richard Frockt
                        By: ----------------------------
                        Name:  Richard Frockt
                        Title:  Chairman and
                             Chief Executive Officer

                          SHAREHOLDER'S AGREEMENT

    SHAREHOLDER'S AGREEMENT (this "Agreement"), dated as of
November 8, 1994, by and between ROCHESTER TELEPHONE CORPORATION, a company organized under the laws of the State of New York
("Rochester"), and RICHARD FROCKT ("Seller").

                                 RECITALS

    Concurrently herewith, Rochester, Rochester Subsidiary Twenty-Eight, Inc. ("Sub"), a Delaware corporation and a subsidiary of Rochester, and WCT Communications, Inc. ("WCT"), a Washington corporation, are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), which provides, upon the terms and subject to the conditions thereof, for the merger of Sub with and into WCT.

    As of the date hereof, Seller owns (either beneficially or of record) 3,522,259 shares of WCT Common Stock (such shares of Common Stock and any shares of WCT Common Stock now owned or acquired after the date hereof and prior to the termination hereof, whether upon exercise of options, warrants or other convertible securities or otherwise, collectively, referred to herein as the "Shares").

    As a condition to their willingness to enter into the Merger Agreement, Rochester and Sub have required that Seller agree, and Seller has agreed, to grant a proxy to vote all Shares owned by Seller on the terms and conditions provided for herein and thereafter to sell to Sub all the Shares as further provided herein.

                                 AGREEMENT

         To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

    1.   Agreement to Vote; Proxy.
         1.1  Voting.   Seller, solely in his capacity as a
shareholder of WCT, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of WCT, however called, Seller shall vote (or cause to be voted) the Shares (a) in favor of the Merger; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of WCT under the Merger Agreement; and (c) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving WCT or of any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of WCT or of any of its subsidiaries or a reorganization, recapitalization or liquidation of WCT or of any of its subsidiaries; (iii) any change in the management or board of directors of WCT, except as otherwise agreed to in writing by Sub; (iv) any change in the present capitalization or dividend policy of WCT; or (v) any other change in WCT's corporate structure or business. Notwithstanding the foregoing, this section shall not be deemed to limit Seller's fiduciary obligations as a director of WCT.
         1.2  Proxy.   Seller hereby grants to Rochester a proxy
to vote the Shares as indicated in Section 1.1 above. Seller intends this proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to the Shares.

    2.   Sale of Shares.
         2.1  Terms of Sale.   Subject to the terms and
conditions provided in this Agreement, Seller agrees to sell to Sub all of Seller's right, title and interest in and to the Shares, free and clear of all claims, liens, including inheritance or estate tax liens, pledges, options and other encumbrances (except in favor of Rochester and any of its affiliates) (collectively, the "Liens") in consideration of the payment to Seller by Sub of the sum of $6.00 U.S. per Share in cash for each Share so sold (the "Purchase Price"). Settlement of such sale (the "Sale") shall be made at a closing (the "Closing") to be held immediately prior to the consummation of the Merger (the "Closing Date") at Rochester's offices or at such other time and place as shall be mutually agreed upon by the parties.
         2.2  Conditions to Each Party's Obligations to
Consummate the Sale.   The respective obligations of each party
to consummate the Sale shall be subject to the satisfaction or waiver prior to the Closing Date of the following conditions:
         (a)  No Violation; Waiting Periods.   The consummation
    of the Sale shall not violate or result in the violation of the provisions of any applicable law or regulations. The applicable waiting period relating to the consummation of the Sale pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated.
         (b)  No Injunction.   On the Closing Date, there shall
    not be any injunction, restraining order or decree of any nature of any court or governmental agency or body in effect that restrains or prohibits the consummation of the Sale.
         (c)  Merger Agreement.   All of the conditions
    contained in Article VII (other than Section 7.2.5) of the Merger Agreement shall have been waived or satisfied, and the Merger Agreement shall not have been terminated in accordance with its terms.
         2.3  Conditions to Obligations of Rochester.   The
obligations of Rochester and Sub to consummate the Sale shall be subject to the satisfaction or waiver prior to the Closing Date of the following conditions:
         (a)  Representations and Warranties.   Each of the
    representations and warranties of Seller contained in this Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date when made and

    (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the
    Closing Date.
         (b)  Covenants.   Seller shall have performed in all
    material respects all obligations required to be performed by him under this Agreement.
         (c)  Delivery of Certificates.   Sub shall have
    received certificates representing all of the Shares, free and clear of any Liens, duly endorsed in blank with
    guaranteed signatures and all required transfer stamps, if any.
         2.4  Conditions to Obligations of Seller.   The
obligations of Seller to consummate the Sale shall be subject to the satisfaction or waiver prior to the Closing Date of the
following conditions:
         (a)  Representations and Warranties.   Each of the
    representations and warranties of Rochester contained in
    this Agreement that are qualified as to materiality shall be true and correct and all such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date when made and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date.
         (b)  Covenants.   Rochester shall have performed in all
    material respects all obligations required to be performed by it under this Agreement.
         (c)  Payment of Consideration.   Seller shall have
    received the Purchase Price by wire transfer to an account specified by Seller.

    3.   Expiration.   Except as provided in Section 5.4, this
Agreement shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of
(a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms (a "Termination"), and (c) written notice of termination of this Agreement by Rochester to Seller.

    4.   Representation and Warranties.
         4.1  Representation and Warranties of Rochester and
Sub.  Rochester and Sub hereby represent and warrant to Seller as follows:
         (a)  Due Authorization.   This Agreement and the
    consummation of the transactions contemplated hereby shall constitute a valid and binding agreement of each of
    Rochester and Sub, enforceable against Rochester and Sub in accordance with its terms, except that such enforceability
    (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.
         (b)  No Conflicts.   Except as provided in Sections 5.2
    and 5.3 of the Merger Agreement, (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by Rochester and Sub and the consummation by Rochester and Sub of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by Rochester and Sub nor the consummation by Rochester and Sub of the transactions contemplated hereby nor compliance by Rochester and Sub with any of the provisions hereof shall (1) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or similar documents) of Rochester or Sub, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Rochester or Sub is a party or by which it or any of its properties or assets may be bound or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Rochester or Sub or any of its properties or assets, except in the case of (2) or (3) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Rochester or Sub to perform its obligations hereunder.
         (c)  Good Standing.   Rochester and Sub are
    corporations duly organized, validly existing and in good standing under the laws of the State of New York and Delaware, respectively, and have all requisite corporate power to execute and deliver this Agreement.
         4.2  Representations and Warranties of Seller.   Seller
hereby represents and warrants to Rochester and Sub as follows:
         (a)  Ownership of Shares.   On the date hereof, the
    Shares constitute all of the shares of WCT Common Stock
    owned of record or beneficially by Seller. Seller has sole voting power and sole power of disposition with respect to all of the Shares, with no restrictions, subject to applicable federal securities laws and the terms of this Agreement, on Seller's rights pertaining thereto. In addition, on the date hereof, Seller owns (either beneficially or of record) no options or warrants to acquire Shares.
         (b)  Power; Binding Agreement.   Seller has the legal
    capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller will not violate any other agreement to which Seller is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.
         (c) No Conflicts. To the best knowledge of Seller, except as provided in Section 3.5 of the Merger Agreement,
    (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby nor compliance by Seller with any of the provisions hereof shall
    (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Seller is a party or by which he or any of his properties or assets may be bound or (z) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or any of his properties or assets, except in the case of (y) or (z) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Seller to perform his obligations hereunder.
         (d) Certain Understanding. Seller understands and acknowledges that Rochester is entering into, and causing
    Sub to enter into, the Merger Agreement in reliance upon Seller's execution and delivery of this Agreement.

    5.   Certain Covenants of Seller.   Except in accordance
with the terms of this Agreement, Seller hereby covenants and agrees as follows:
         5.1  No Solicitation.  Seller, solely in his capacity
as a shareholder of WCT, shall not, directly or indirectly, solicit (including by way of furnishing information) any inquiries or the making of any proposal by any person or entity (other than Rochester or any affiliate of Rochester) which constitutes, or may reasonably be expected to lead to, any sale of the Shares, provided that the foregoing shall not be deemed to limit Seller's fiduciary obligations as a director of WCT. If Seller receives an inquiry or proposal with respect to the sale of Shares, then Seller shall promptly inform Rochester of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing; provided, however, that this paragraph shall not be construed to require Seller to notify any such parties of this Agreement or the Merger Agreement.
         5.2  Restriction on Transfer, Proxies and Non-
Interference.   Other than in favor of Rochester or any of its
affiliates, Seller hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares or (ii) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of Seller contained herein untrue or incorrect or have the effect of preventing or disabling Seller from performing his obligations under this Agreement.
         5.3  Additional Shares.   Seller hereby agrees, while
this Agreement is in effect, to promptly notify Rochester of the number of any Shares acquired, or options to acquire Shares, by Seller, if any, after the date hereof.
         5.4  Further Agreements.
         (a)  Fee.   Notwithstanding Seller's compliance with
the terms of the Agreement, if, at any time after the date hereof and prior to or within nine months after a Termination, (i) any Shares are sold, exchanged or converted in connection with a Third Party Acquisition (as defined in the Merger Agreement) or
(ii) WCT enters into definitive agreements with respect to a Third Party Acquisition with any person which contemplates the sale, exchange or conversion of Shares, then Seller shall pay to Rochester, within five days following the consummation of any such sale, exchange or conversion, an amount, in cash, with respect to any such Share equal to the quotient of (x) (A) the value of the consideration received by Seller for such Share in connection with such Third Party Acquisition less (B) $6.50,divided by (y) two, to the extent such quotient exceeds $0. If any portion of such consideration shall consist of other than cash, such consideration shall be valued based on its fair market value. For purposes hereof, the fair market value of a publicly traded security shall be deemed to be the average of the closing prices of such security on the principal exchange or market on which such security is traded during the five trading days immediately preceding the date of valuation or, if any security to be issued in respect of the Shares is not then a publicly traded security, the fair market value shall be deemed to be the fair market value, determined as set forth above, of the Shares during such trading period. In the event the parties are unable to agree on a valuation, the parties shall jointly select a nationally recognized investment banking firm to value such consideration, and the decision of such firm shall be binding upon the parties. The parties agree to share equally the expenses of such firm.
         (b)  Proxy Extension.   Notwithstanding Seller's
compliance with the terms of this Agreement, in the event of a Termination, then in such event, the grant to Rochester of Seller's proxy to vote the Shares as provided in Section 1 of this Agreement shall be extended as to 1,820,285 of the Shares (the "Proxy Shares") for a period commencing on the date of the Termination and ending six months after the date of the Termination. The Proxy Shares may be voted in Rochester's sole discretion and shall not be subject to the limitations contained in Section 1 hereof.

    6.   Further Assurances.   From time to time, at the other
party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

    7.   Stop Transfer Order.   In furtherance of this
Agreement, concurrently herewith, Seller shall and hereby does authorize WCT's counsel to notify WCT's transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of such shares).

    8.   Miscellaneous.
         8.1 Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that Rochester may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Rochester, but no such assignment shall relieve Rochester of its obligations hereunder if such assignee does not perform such obligations.
         8.2  Amendments.   This Agreement may not be modified,
amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.
         8.3  Notices.   All notices, requests, claims, demands
and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:
    If to Seller:
         Richard Frockt
         c/o WCT Communications, Inc.
         135 East Ortega Street
         Santa Barbara, California  93101

    with a copy to:

         Thomas J. Poletti, Esq.
         Freshman, Marantz, Orlanski, Cooper & Klein
         9100 Wilshire Boulevard, 8th Floor East
         Beverly Hills, California  90212-3480
    and

         Joseph D. Abkin, Esq.
         Fell, Marking, Abkin & Montgomery
         222 East Carillo Street
         Suite 400
         Santa Barbara, California  93101-2142

    If to Rochester:

         John K. Purcell
         Rochester Telephone Corporation
         180 South Clinton Avenue
         Rochester, New York  14646

    with a copy to:

         Helen A. Zamboni, Esq.
         Rochester Telephone Corporation
         180 South Clinton Avenue
         Rochester, New York  14646

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
         8.4  Governing Law.   This Agreement shall be governed
by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties have selected Washington law to govern this Agreement because this Agreement involves, among other things, the voting of shares of a Washington corporation.
         8.5 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.
         8.6  Counterparts.   This Agreement may be executed in
two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same Agreement.
         8.7  Descriptive Headings.   The descriptive headings
used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
         8.8  Severability.   Whenever possible, each provision
or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    IN WITNESS WHEREOF, Rochester and Seller have caused this
Agreement to be duly executed as of the day and year first above written.

                   ROCHESTER TELEPHONE CORPORATION

                        /s/ Louis L. Massaro
                   By: --------------------------
                   Name:   Louis L. Massaro
                   Title:  Corporate Vice President


                   RICHARD FROCKT

                   /s/ Richard Frockt
                   ------------------------------

                          SHAREHOLDER'S AGREEMENT

    SHAREHOLDER'S AGREEMENT (this "Agreement"), dated as of
November 8, 1994, by and between ROCHESTER TELEPHONE CORPORATION, a company organized under the laws of the State of New York
("Rochester"), and CHRISTOPHER E. EDGECOMB ("Seller").

                                 RECITALS

    Concurrently herewith, Rochester, Rochester Subsidiary Twenty-Eight, Inc. ("Sub"), a Delaware corporation and a subsidiary of Rochester, and WCT Communications, Inc. ("WCT"), a Washington corporation, are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), which provides, upon the terms and subject to the conditions thereof, for the merger of Sub with and into WCT.

    As of the date hereof, Seller owns (either beneficially or of record) 902,655 shares of WCT Common Stock (such shares of Common Stock and any shares of WCT Common Stock now owned or acquired after the date hereof and prior to the termination hereof, whether upon exercise of options, warrants or other convertible securities or otherwise, collectively, referred to herein as the "Shares").

    As a condition to their willingness to enter into the Merger
Agreement, Rochester and Sub have required that Seller agree, and Seller has agreed, to grant a proxy to vote all Shares owned by Seller on the terms and conditions provided for herein.

                                 AGREEMENT

         To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

    1.   Agreement to Vote; Proxy.
         1.1  Voting.   Seller, solely in his capacity as a
shareholder of WCT, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of WCT, however called, Seller shall vote (or cause to be voted) the Shares (a) in favor of the Merger; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of WCT under the Merger Agreement; and (c) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving WCT or of any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of WCT or of any of its subsidiaries or a reorganization, recapitalization or liquidation of WCT or of any of its subsidiaries; (iii) any change in the management or board of directors of WCT, except as otherwise agreed to in writing by Sub; (iv) any change in the present capitalization or dividend policy of WCT; or (v) any other change in WCT's corporate structure or business. Notwithstanding the foregoing, this section shall not be deemed to limit Seller's fiduciary obligations as a director of WCT.
         1.2  Proxy.   Seller hereby grants to Rochester a proxy
to vote the Shares as indicated in Section 1.1 above. Seller intends this proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to the Shares.

    2.   Expiration.   This Agreement, Rochester's right to vote
the Shares and Seller's obligations pursuant hereto shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time, (b) termination of the Merger Agreement in accordance with its terms, and (c) written notice of termination of this Agreement by Rochester to Seller.

    3.   Representation and Warranties.
         3.1  Representation and Warranties of Rochester and
Sub. Rochester and Sub hereby represent and warrant to Seller as follows:

         (a)  Due Authorization.   This Agreement and the
    consummation of the transactions contemplated hereby shall constitute a valid and binding agreement of each of
    Rochester and Sub, enforceable against Rochester and Sub in accordance with its terms, except that such enforceability
    (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.
         (b)  No Conflicts.   Except as provided in Sections 4.2
    and 4.3 of the Merger Agreement, (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by Rochester and Sub and the consummation by Rochester and Sub of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by Rochester and Sub nor the consummation by Rochester and Sub of the transactions contemplated hereby nor compliance by Rochester and Sub with any of the provisions hereof shall (1) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or similar documents) of Rochester or Sub, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Rochester or Sub is a party or by which it or any of its properties or assets may be bound or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Rochester or Sub or any of its properties or assets, except in the case of (2) or (3) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Rochester or Sub to perform its obligations hereunder.
         (c)  Good Standing.   Rochester and Sub are
        corporations duly organized, validly existing and in good standing under the laws of the State of New York and Delaware, respectively, and have all requisite corporate power to execute and deliver this Agreement.
         3.2  Representations and Warranties of Seller.   Seller
hereby represents and warrants to Rochester and Sub as follows:
         (a)  Ownership of Shares.   On the date hereof, the
    Shares constitute all of the shares of WCT Common Stock
    owned of record or beneficially by Seller. Except as pursuant to the pledge by Seller of the Shares to Smith, Barney in connection with an account maintained by Seller with Smith, Barney, Seller has sole voting power and sole power of disposition with respect to all of the Shares, with no restrictions, subject to applicable federal securities laws and the terms of this Agreement, on Seller's rights pertaining thereto. In addition, on the date hereof, Seller owns (either beneficially or of record) no options or warrants to acquire Shares.
         (b)  Power; Binding Agreement.   Seller has the legal
    capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller will not violate any other agreement to which Seller is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.
         (c) No Conflicts. To the best knowledge of Seller, except as provided in Section 3.5 of the Merger Agreement,
    (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby nor compliance by Seller with any of the provisions hereof shall (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Seller is a party or by which he or any of his properties or assets may be bound or
(z) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or any of his properties or assets, except in the case of (y) or (z) for violations, breaches or defaults which would not in the aggregate materially impair the ability of Seller to perform his obligations hereunder.
         (d) Certain Understanding. Seller understands and acknowledges that Rochester is entering into, and causing
    Sub to enter into, the Merger Agreement in reliance upon Seller's execution and delivery of this Agreement.

    4.   Certain Covenants of Seller.   Except in accordance
with the terms of this Agreement, Seller hereby covenants and agrees as follows:
         4.1  No Solicitation.  Seller, solely in his capacity
as a shareholder of WCT, shall not, directly or indirectly, solicit (including by way of furnishing information) any inquiries or the making of any proposal by any person or entity (other than Rochester or any affiliate of Rochester) which constitutes, or may reasonably be expected to lead to, any sale of the Shares, provided that the foregoing shall not be deemed to limit Seller's fiduciary obligations as a director of WCT. If Seller receives an inquiry or proposal with respect to the sale of Shares, then Seller shall promptly inform Rochester of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing; provided, however, that this paragraph shall not be construed to require Seller to notify any such parties of this Agreement or the Merger Agreement.
         4.2  Restriction on Transfer, Proxies and Non-
Interference.   Other than in favor of Rochester or any of its
affiliates, Seller hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares or (ii) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of Seller contained herein untrue or incorrect or have the effect of preventing or disabling Seller from performing his obligations under this Agreement.
         4.3  Additional Shares.   Seller hereby agrees, while
this Agreement is in effect, to promptly notify Rochester of the number of any Shares acquired, or options to acquire Shares, by Seller, if any, after the date hereof.

    5.   Further Assurances.   From time to time, at the other
party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

    6.   Stop Transfer Order.   In furtherance of this
Agreement, concurrently herewith, Seller shall and hereby does authorize WCT's counsel to notify WCT's transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of such shares).

    7.   Miscellaneous.
         7.1 Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that Rochester may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Rochester, but no such assignment shall relieve Rochester of its obligations hereunder if such assignee does not perform such obligations.
         7.2  Amendments.   This Agreement may not be modified,
amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.
         7.3  Notices.   All notices, requests, claims, demands
and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:
    If to Seller:
         Christopher E. Edgecomb
         c/o WCT Communications, Inc.
         135 East Ortega Street
         Santa Barbara, California  93101

    with a copy to:

         Thomas J. Poletti, Esq.
         Freshman, Marantz, Orlanski, Cooper & Klein
         9100 Wilshire Boulevard, 8th Floor East
         Beverly Hills, California  90212-3480

    and

         Joseph L. Cole, Esq.
         Seed, Mackall & Cole
         1332 Anacapa Street
         Suite 200
         Santa Barbara, California  93101

    If to Rochester:

         John K. Purcell
         Rochester Telephone Corporation
         180 South Clinton Avenue
         Rochester, New York  14646

    with a copy to:

         Helen A. Zamboni, Esq.
         Rochester Telephone Corporation
         180 South Clinton Avenue
         Rochester, New York  14646


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
         7.4  Governing Law.   This Agreement shall be governed
by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties have selected Washington law to govern this Agreement because this Agreement involves, among other things, the voting of shares of a Washington corporation.
         7.5 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.
         7.6  Counterparts.   This Agreement may be executed in
two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same Agreement.

         7.7  Descriptive Headings.   The descriptive headings
used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
         7.8  Severability.   Whenever possible, each provision
or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    IN WITNESS WHEREOF, Rochester and Seller have caused this
Agreement to be duly executed as of the day and year first above written.

                             ROCHESTER TELEPHONE CORPORATION

                                   /s/ Louis L. Massaro
                             By: -------------------------
                             Name:   Louis L. Massaro
                             Title:  Corporate Vice President


                             CHRISTOPHER E. EDGECOMB

                             /s/ Christopher E. Edgecomb
                             -----------------------------